SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.1)

                      Citizens First Financial Corporation
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    174623108
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-0404
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 2002
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

--------
     1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (Page 1 of 5 Pages)



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CUSIP No. 174623108                       13D          Page 2 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER

   SHARES                       103,735
               -----------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER

  OWNED BY                      -0-
               -----------------------------------------------------------------
    EACH           9      SOLE DISPOSITIVE POWER

 REPORTING                      103,735
               -----------------------------------------------------------------
PERSON WITH       10      SHARED DISPOSITIVE POWER

                                -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                103,735
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.9%
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     14        TYPE OF REPORTING PERSON*

                     IA
================================================================================
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 174623108                         13D          Page 3 of 5 Pages
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The Schedule 13D filed by the undersigned on November 16, 2001 is amended by this Amendment #1 as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 103,735 Shares of Common Stock owned beneficially by JANA Partners LLC is $1,741,303. Such Shares of Common Stock were acquired with investment funds in accounts under management.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 1,486,638 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-K for the year ended December 31, 2001.

                  As of the close of business on May 3, 2002, JANA Partners LLC beneficially owned 103,735 Shares of Common Stock, constituting approximately 6.9% of the Shares outstanding.

                  (b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                 (e) Not applicable.


Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  None.

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CUSIP No. 174623108                    13D              Page 4 of 5 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 7, 2002                                JANA PARTNERS LLC



                                               By:  /s/ Barry S. Rosenstein
                                                    ----------------------------
                                                    Barry S. Rosenstein
                                                    Managing Partner



                                               By:  /s/ Gary Claar
                                                    ----------------------------
                                                    Gary Claar
                                                    Portfolio Manager

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CUSIP No. 174623108                       13D          Page 5 of 5 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

                                JANA PARTNERS LLC
                             -----------------------
             Trade                    Shares                  Price per
             Date                     Purchased                 Share
            ---------                 -----------             --------
            01/10/02                     2500                 17.54538
            02/04/02                     4500                 17.52222
            04/01/02                     2200                 17.74455
            04/05/02                     8089                 17.61624
            04/29/02                     1000                 18.38000
            04/30/02                      800                 18.58000
            05/02/02                     2000                 18.43042
            05/03/02                     3000                 18.54667